Exhibit (a)(1)(ix)

CEMEKC, INC. ANNOUNCES FILING OF AMENDMENT NO. 2 TO ITS SCHEDULE TO

PASADENA, Texas, January 8, 2016 /PRNewswire/ -- CEMEKC, Inc. (the “Purchaser”) announced today that it will file Amendment No. 2 to its Schedule TO, originally filed on December 18, 2015, with respect to the previously announced tender offer to purchase all of the outstanding shares of Common Stock of Dynacq Healthcare, Inc. (“Dynacq”) not already owned by Dr. Eric K. Chan, Ella Y. T. C. Chan, the Chiu M. Chan Family Trust and the Purchaser for $0.10 in cash per share (the “Offer”).

The amendments to the Schedule TO provide additional disclosure about the Offer and the Purchaser, including, among other things, summary financial information for Dynacq, for the last two fiscal years, which are also reproduced below. The terms and conditions of the Offer remain the same, as set forth in the tender offer materials. All of the tender offer materials, including the amendments filed today, are accessible to stockholders free of charge on the SEC’s website at www.sec.gov . Stockholders are encouraged to read all tender offer materials, including the amendments.

The summary financial information set forth below is extracted from, and should be read in conjunction with, the audited consolidated financial statements and other financial information contained in the financial statements included in Dynacq’s Annual Reports on Form 10-K for the fiscal years ended August 31, 2015 and August 31, 2014, and the notes thereto, both of which are incorporated by reference into the Offer to Purchase. More comprehensive financial information is included in those reports and other documents filed by Dynacq with the SEC, and the following summary is qualified in its entirety by reference to those reports and such other documents and all of the financial information and notes contained therein.

Summary Financial Information

(dollars in thousands, except per share data and ratios)

	As of August 31,
	2014	2015

Assets
Current Assets	$19,870	$17,892
Non-current assets	27,890	18,188

Liabilities and equity
Current Liabilities	19,562	17,247
Non-current liabilities	41	11
Stockholders’ Equity	28,157	18,823
Dividends declared per common share	0	0

Statement of Comprehensive Income
Total revenues	10,218	6,998
Total operating costs and expenses	15,408	13,512
Operating Income (Loss)	(5,190)	(6,514)
Net Income (Loss)
Income per common share from continuing operations:
- Basic	(0.26)	(0.28)
- Diluted	(0.26)	(0.28)
Net income/(Loss) per common share:
- Basic	(0.26)	(0.28)
- Diluted	(0.26)	(0.28)

Ratio of Earnings (Loss) to Fixed Charges	(7.40)	(8.07)

Book Value Per Share	2.02	1.38

ABOUT DYNACQ HEALTHCARE, INC.

Dynacq is a holding company that through its subsidiaries in the United States develops and manages one general acute care hospital that principally provides specialized surgeries. Dynacq through its United States subsidiaries owns and operates one general acute care hospital in Pasadena, Texas. Dynacq through its subsidiary in Hong Kong invests in debt and equity securities, including short-term investments in initial public offerings and pre-initial public offerings.

NOTICE TO DYNACQ STOCKHOLDERS

This press release is neither an offer to purchase nor a solicitation of an offer to sell securities.  The tender offer is made solely through the Offer to Purchase and the related Letter of Transmittal, which will be mailed to stockholders of Dynacq.  Purchaser is not aware of any jurisdiction in which the making of the tender offer is prohibited by administrative or judicial action pursuant to any valid state statute. If Purchaser becomes aware of any valid state statute prohibiting the making of the tender offer or the acceptance of common stock pursuant to the tender offer, it will make a good faith effort to comply with the statute or seek to have the statute declared inapplicable to the tender offer. If, after a good faith effort, Purchaser cannot comply with the statute, it will not make the tender offer to, nor will it accept tenders from or on behalf of, holders of common stock in the applicable state. In any jurisdiction where the securities, blue sky or other laws require the tender offer to be made by a licensed broker or dealer, the tender offer will be deemed to be made on our behalf by one or more registered brokers or dealers licensed under the laws of such jurisdiction.

SOURCE: CEMEKC, Inc.